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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 68667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AX Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 Broadway, Suite 12032
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George O'Krepkie **(917) 262-0489**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George O'Krepkie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AX Trading, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2/28/2020

Notary Public

NOEL E CHETRAM
Notary Public - State of New York
NO. 01CH6391044
Qualified in Queens County
My Commission Expires Apr 29, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AX TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2019

AX TRADING, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AX Trading, LLC (the Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as going concern. Management's Plans in regard to these matters are also described in Note 10.

The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

AX TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	240,971
Other Assets		3,961
Total Assets	$	244,932

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent		26,952
Due to Clearing Firm		153,015
Total Liabilities		179,967
MEMBER'S EQUITY	$	64,965
Total Liabilities and Member's Equity	$	244,932

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Total revenues	$	0
Operating Expenses		
Professional fees		245,344
Technology and communications		439,085
Compensation and Benefits		106,371
Fees Paid to Clearing Broker		40,495
Occupancy		36,510
Other Operating Expenses		54,756
Total Operating Expenses		922,561
Net loss	$	(922,561)

AX TRADING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

		Total
Balance, December 31, 2018	$	86,526
Contribution of expenses paid by Parent		861,000
Capital contributions – cash		40,000
Net loss		(922,561)
Balance, December 31, 2019	$	64,965

The accompanying notes are an integral part of these financial statements

AX TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ (922,561)
Items which do not affect cash	
Contribution of expenses paid by Parent	861,000
Adjustments to reconcile net loss to net cash used by operations:	
Changes in Operating Assets and Liabilities:	
(Increase)/Decrease in:	
Changes in accounts payable	(1,599)
Changes in due to clearing firm	40,495
Changes in other assets	(79)
Changes in due to Parent	22,729
Net cash used by operating activities	(15)
Cash Flows from Financing Activities	
Capital contributions	40,000
Net cash provided by financing activities	40,000
Net increase in cash	39,985
Cash at beginning of year	200,986
Cash at end of year	$ 240,971

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing activity:	
Capital contributions from expenses paid by Parent	$ 861,000

AX TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

AX Trading, LLC (the "Company") was a wholly owned subsidiary of AX Trading Group, LLC (the "Former Parent") until November 6, 2015 at which date it was acquired by AX Trading Group, Inc. ("Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in May 2010. As a limited liability company, the Parent's liability is limited to its investment. In June 2011, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company intends to act as a trading exchange where professional traders can connect and trade with one another to help find liquidity.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash

The Company maintains its cash in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Revenue Recognition

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supercedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 which prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

Commissions from securities transactions are recognized upon the occurrence of a transaction as this satisfies the only performance obligation identified in accordance with this standard.

Income Taxes

At December 31, 2019, the Company is a proprietorship that is wholly owned by a corporation (the "Parent") for income tax reporting purposes. Therefore, the Parent will report the entire taxable income or loss on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash, accounts receivable, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - PAYABLE TO CLEARING BROKER

Through May 1, 2019, The Company had a clearing agreement with COR Clearing, LLC. The Company has a payable to COR as of December 31, 2019, of $153,015 arising from clearing costs in excess of commissions earned.

NOTE 4 - CONCENTRATIONS

The Company has been funded by its Parent in 2019. The Parent made capital contributions during 2019 of $861,000 in the form of forgiveness of payables to the Parent and $40,000 in cash.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $61,004, which was in excess of its requirement of $11,998 by $49,006. The ratio of aggregate indebtedness to net capital was 2.95 to 1.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of approximately $883,728 during the year ended December 31, 2019 to the Company.

NOTE 8 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

NOTE 9 – GOING CONCERN

The Company has had significant losses from operations since inception and has relied on its Parent to pay its expenses. The Company's failure to generate significant revenues raises doubt about the Company continuing as a going concern. Management continues to search for strategies to generate significant revenue for the Company and expects the Company to continue as a going concern. The accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

AX TRADING, LLC

SUPPLEMENTARY SCHEDULES

AX TRADING, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

MEMBER'S EQUITY	$64,965
LESS NON-ALLOWABLE ASSETS	$(3,961)
NET CAPITAL BEFORE HAIRCUTS	$61,004
LESS HAIRCUTS	$0
NET CAPITAL	$61,004
REQUIRED NET CAPITAL	$11,998
EXCESS NET CAPITAL	$49,006
AGGREGATE INDEBTEDNESS	$179,967
AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.95 to 1

Reconciliation with AX Trading, LLC computation included in Part II of Form X-17A-5 as of December 31, 2019

There is no significant difference between net capital as reported in Part II of Form X-17a-5 as of December 31, 2019, and net capital as reported above.

AX TRADING, LLC
SCHEDULE II
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

AX TRADING, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
AX Trading, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) AX Trading, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AX Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) AX Trading, LLC stated that AX Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AX Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AX Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Trading Network

AX Trading Group, Inc.
6 East 45th Street, 19th Floor
New York, NY 10017
Tel 917-262-0388
axtrading.com

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. AX Trading, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the fiscal year January 1, 2019 to December 31, 2019.

2. AX Trading, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2019 to December 31, 2019 without exception.

2/28/2020

Ralph George O'Krepkie, CEO   Date